January 3, 2020

Jonathan Mow
Chief Executive Officer
PhaseBio Pharmaceuticals Inc
11260 El Camino Real, Suite 100
San Diego, CA 92130

       Re: PhaseBio Pharmaceuticals Inc
           Registration Statement on Form S-3
           Filed December 27, 2019
           File No. 333-235735

Dear Mr. Mow:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Paul Fischer at 202-551-3415 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Madison Jones, Esq.